Exhibit 99.1

News Release

2019-27

Contact

Dianne VanBeber

Vice President, Investor Relations

Dianne.vanbeber@intelsat.com

+1 703 559 7406 (o)

+1 703 627 5100 (m)

Intelsat Announces Third Quarter 2019 Results

•	Third quarter revenue of $506.7 million

•	Third quarter net loss attributable to Intelsat S.A. of $148.3 million

•	Third quarter Adjusted EBITDA of $356.1 million, or 70 percent of revenue

•	September 30, 2019 contracted backlog of $7.2 billion

•	2019 Financial Guidance Affirmed

Luxembourg, October 29, 2019

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite solutions, today announced financial results for the three and nine months ended September 30, 2019.

Intelsat reported total revenue of $506.7 million and net loss attributable to Intelsat S.A. of $148.3 million for the three months ended September 30, 2019.

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of $336.1 million and Adjusted EBITDA1 of $356.1 million, or 70 percent of revenue, for the three months ended September 30, 2019. Free cash flow used in operations1 was $10.1 million.

Intelsat’s Chief Executive Officer, Stephen Spengler, said, “2019 is progressing to our expectations, expanding our managed services strategy to the benefit of our network services, media and government businesses. Our focus on the wireless sector continues to yield benefits, with new infrastructure service starts in the third quarter in Africa, Oceania and Latin America. Further, with Intelsat 39 entering service this month, we expanded the essential broadband infrastructure we provide to Myanmar under a long-term agreement, as well as increased and enhanced our mobility infrastructure throughout the Indian Ocean and Asia regions.

Spengler concluded, “The progression of our C-Band Alliance proposal under the U.S. Federal Communications Commission C-band proceeding is positive and productive. Our focus on an expanded spectrum clearing approach clears maximum spectrum for 5G—300 MHz inclusive of a 20 MHz guard band—while maintaining the reliability of the U.S. television and radio ecosystem. In summary, the CBA members have the expertise and knowledge necessary to implement a spectrum transition solution efficiently, expeditiously and with full accountability for the timetable and safety to the ecosystem on which nearly 120 million American homes rely. We continue to demonstrate that the CBA plan represents the fastest path to cleared spectrum for 5G in the U.S.”

Third Quarter 2019 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary, available on our website.

Network Services

Network services revenue was $180.8 million (or 36 percent of Intelsat’s total revenue) for the three months ended September 30, 2019, a decrease of 9 percent compared to the three months ended September 30, 2018. The network services result includes $8.1 million in reduced revenue following the April 2019 loss of the Intelsat 29e satellite.

Media

Media revenue was $222.9 million (or 44 percent of Intelsat’s total revenue) for the three months ended September 30, 2019, a decrease of 4 percent compared to the three months ended September 30, 2018. The media result reflects an increase of $4.4 million in early termination fees.

Government

Government revenue was $95.7 million (or 19 percent of Intelsat’s total revenue) for the three months ended September 30, 2019, a decrease of 3 percent compared to the three months ended September 30, 2018.

Average Fill Rate

Intelsat’s average fill rate at September 30, 2019 on our approximately 1,750 36 MHz station-kept wide-beam transponders was 80 percent, as compared to an average fill rate at June 30, 2019 of 78 percent on 1,750 transponders. In addition, at September 30, 2019 our fleet included approximately 1,200 36 MHz units of high-throughput Intelsat EpicNG capacity, remaining unchanged from June 30, 2019.

Satellite Launches

Intelsat successfully launched Intelsat 39 on August 6, 2019. The satellite will provide connectivity services for mobile network operators, enterprises and governmental entities, as well as aeronautical and maritime mobility service providers operating in the Europe, Africa, Middle East and Asia-Pacific regions. Intelsat 39 entered into service on October 14, 2019.

Subsequent to quarter end, on October 9, 2019, Northrop Grumman’s in-space servicing vehicle, Mission Extension Vehicle 1, or MEV-1, successfully launched and is headed to a rendezvous and docking with Intelsat 901, anticipated to occur in early 2020. The MEV-1 service is designed to extend the life of deployed satellites where the existing technology is still viable for the applications served.

Contracted Backlog

At September 30, 2019, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $7.2 billion, as compared to $7.5 billion at June 30, 2019.

C-band Proceeding at the U.S. Federal Communications Commission (“FCC”)

The C-Band Alliance (“CBA”), of which Intelsat is a founding member, continues to build consensus on its plan to clear satellite operator- licensed C-band spectrum to support U.S. leadership in 5G while also protecting essential television, radio and data services currently using C-band spectrum. On October 28, in an ex parte filing to the FCC, the CBA updated the amount of spectrum to be cleared under its proposal to 300 MHz, inclusive of a 20 MHz guard band. The spectrum would be cleared in two tranches, 120 MHz within 18 months from an FCC order and the balance within 36 months of a CBA-led auction process.

Financial Results for the Three Months Ended September 30, 2019

Total revenue for the three months ended September 30, 2019 decreased by $30.3 million to $506.7 million, or a decrease of 6 percent as compared to the three months ended September 30, 2018. By service type, our revenues increased or decreased due to the following:

Total On-Network Revenues decreased by $32.5 million, or 7 percent, to $458.0 million as compared to the three months ended September 30, 2018 due to the following:

Transponder services reported an aggregate decrease of $27.6 million, primarily due to a $17.1 million decrease in revenue from network services customers and a $12.8 million decrease in revenue from media customers, partially offset by a $2.3 million increase in revenue from government customers. The decline in network services was primarily due to non-renewals and service contractions for enterprise and wireless infrastructure applications, primarily for services delivered in Latin America, including $6.9 million of lower revenue stemming from the Intelsat 29e satellite failure, a portion of which moved to off-network transponder services. These network service declines were offset in part by incremental revenues in the Asia-Pacific region for telecommunications infrastructure related to one of our satellites entering service in 2019. The decline from media customers was primarily due to non-renewals and service contractions for distribution services in Latin America, North America and Europe.

Managed services reported an aggregate decrease of $4.5 million. Managed services for network services customers declined by $7.0 million, related to declines in trunking applications and aeronautical services, inclusive of $4.7 million related to the Intelsat 29e failure, noting that a portion of these services were restored with off-network services, as discussed below. These declines were partially offset by increases of $3.2 million primarily for maritime applications. Managed services for government customers declined by $3.3 million, primarily resulting from non-renewals earlier in 2019 and lower pricing related to 2018 contract renewals. These declines were partially offset by a net increase in managed services revenue from media customers of $2.6 million, inclusive of $4.4 million related to an early contract termination.

Total Off-Network and Other Revenues increased by $2.2 million, or 5 percent, to $48.7 million, as compared to the three months ended September 30, 2018 due to the following:

•

Transponder, MSS and other Off-Network services revenues increased by an aggregate of $1.5 million to $39.1 million, primarily due to $3.1 million in revenue from network services customers, inclusive of $3.4 million for off-network restoration of services following the Intelsat 29e failure.

•	Satellite-related services reported an increase of $0.7 million to $9.5 million, primarily due to increased revenues from launch consulting services.

Direct costs of revenue (excluding depreciation and amortization) increased by $21.4 million, or 26 percent, to $104.7 million for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018. The increase was primarily due to a $19.9 million increase in cost of sales largely consisting of $16.6 million of costs incurred in connection with two uncapitalized satellites that entered into service in 2019 and a $4.6 million increase in third-party capacity costs incurred as part of the Intelsat 29e customer restoration process. In addition, staff-related expenses increased by $2.4 million.

Selling, general and administrative expenses increased by $17.8 million, or 42 percent, to $60.8 million for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018. The increase was primarily due to a $9.4 million increase in bad debt expense largely relating to customers in the Europe and Africa regions, a $4.3 million increase in staff-related expenses, a $1.6 million increase in costs for licenses and fees, and a $1.1 million increase in costs associated with our C-band spectrum solution proposal.

Depreciation and amortization expense decreased by $11.9 million, or 7 percent, to $161.5 million for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018, primarily due to the second quarter 2019 write-off of the Intelsat 29e satellite.

Interest expense, net consists of the gross interest expense we incur, together with gains and losses on interest rate cap contracts (which reflect the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of September 30, 2019, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion to mitigate the risk of interest rate expense increase on the floating-rate term loans under our senior secured credit facilities. The caps have not been designated as hedges for accounting purposes.

Interest expense, net increased by $16.2 million, or 5 percent, to $316.0 million for the three months ended September 30, 2019, as compared to $299.8 million for the three months ended September 30, 2018. The increase was principally due to:

•

a net increase of $14.8 million in interest expense primarily resulting from our refinancing activities in 2018 and our $400 million aggregate principal amount incremental debt raise completed in the second quarter of 2019; and

•	an increase of $7.0 million corresponding to the decrease in fair value of the interest rate cap contracts; partially offset by

•	a decrease of $2.3 million resulting from increased interest income largely due to higher cash balances;

•	a decrease of $1.5 million from higher capitalized interest primarily resulting from increased levels of satellites and related assets under construction; and

•	a decrease of $1.5 million from lower interest expense associated with our deferred satellite performance incentives.

The non-cash portion of total interest expense, net was $40.8 million for the three months ended September 30, 2019, primarily consisting of interest expense related to the significant financing component identified in customer contracts, amortization of deferred financing fees, amortization and accretion of discounts and premiums and the loss resulting from the decrease in fair value of the interest rate cap contracts we hold.

Loss on early extinguishment of debt. No gain or loss on early extinguishment of debt was recognized for the three months ended September 30, 2019, as compared to a loss of $204.1 million for the three months ended September 30, 2018, consisting of the difference between the carrying value of debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs and debt discount and premium.

Other expense, net was $5.1 million for the three months ended September 30, 2019, as compared to other income, net of $0.8 million for the three months ended September 30, 2018. Other expense, net for the three months ended September 30, 2019 primarily consisted of a foreign currency loss of $4.5 million largely related to our business conducted in Brazilian reais.

Provision for income taxes was $6.2 million for the three months ended September 30, 2019, as compared to $107.9 million for the three months ended September 30, 2018. The decrease was principally attributable to the implementation of a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries in 2018.

Cash paid for income taxes, net of refunds, totaled $13.7 million and $2.5 million for the three months ended September 30, 2018 and 2019, respectively.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $148.3 million for the three months ended September 30, 2019, compared to a net loss of $374.6 million for the same period in 2018.

Net loss per diluted common share attributable to Intelsat S.A. was $1.05 for the three months ended September 30, 2019, compared to net loss of $2.74 per diluted common share for the same period in 2018.

EBITDA was $336.1 million for the three months ended September 30, 2019, compared to $411.5 million for the same period in 2018, reflecting lower revenue and higher operating costs, as described above.

Adjusted EBITDA was $356.1 million for the three months ended September 30, 2019, or 70 percent of revenue, compared to $416.3 million, or 78 percent of revenue, for the same period in 2018, reflecting lower revenue and higher operating costs, as described above.

Free Cash Flow From (Used In) Operations1

Net cash provided by operating activities was $29.9 million for the three months ended September 30, 2019. Free cash flow used in operations was $10.1 million for the same period. Free cash flow from (used in) operations is defined as net cash provided by operating activities and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest). Payments for satellites and other property and equipment from investing activities, net during the three months ended September 30, 2019 were $43.8 million, and other proceeds from satellites were $3.8 million.

Financial Outlook 2019

Intelsat affirmed its Revenue, Adjusted EBITDA, Capital Expenditure and Cash Tax guidance.

Revenue Guidance: Intelsat expects full-year 2019 revenue in a range of $2.000 billion to $2.060 billion.

Adjusted EBITDA Guidance: Intelsat forecasts Adjusted EBITDA performance for the full-year 2019 to be in a range of $1.430 billion to $1.480 billion.

For further details on our financial outlook, please see our Quarterly Commentary.

Capital Expenditure Guidance: Intelsat affirmed its capital expenditure guidance for the three years 2019-2021 (the “Guidance Period”). Over the next several years we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built.

We continue to expect the following capital expenditure ranges:

•	2019: $250 million to $300 million;

•	2020: $275 million to $350 million; and

•	2021: $250 million to $350 million.

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $30 million annually during the Guidance Period.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan, one of which was successfully launched on August 6, 2019 and another of which is in the design and manufacturing phase. For the remaining three satellites, no manufacturing contracts have yet been signed. During the Guidance Period, we expect that an increased proportion of our capital expenditures will be invested in ground infrastructure and tools needed to enhance our delivery of managed services.

Our capital expenditure plan excludes up to four satellites which we may be required to build should our C-band proposal to the FCC be adopted in all material respects.

Cash Taxes: We expect cash taxes to range from $30 million to $40 million annually.

[1]

In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or AEBITDA), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

3Q 2019 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Tuesday, October 29, 2019 to discuss the Company’s financial results for the third quarter of 2019. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 3890085.

Participants will have access to a replay of the conference call through November 5, 2019. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 3890085.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include statements regarding: our expectations as to the impact of the loss of Intelsat 29e on our business and financial outlook; our belief as to the likelihood of the cause of the failure of Intelsat 29e occurring on our other satellites; our guidance regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to leverage our satellite launches and maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final FCC ruling with respect to our C-band joint-use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance and cash tax expectations over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite anomalies or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allows us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; and our expectations as to the increased number of transponder equivalents on our fleet over the next several years.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission, the political, economic, regulatory and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019
Revenue	$536,922	$506,658
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	83,308	104,743
Selling, general and administrative	42,904	60,750
Depreciation and amortization	173,441	161,536

Total operating expenses	299,653	327,029

Income from operations	237,269	179,629
Interest expense, net	299,777	315,964
Loss on early extinguishment of debt	(204,056)	—
Other income (expense), net	785	(5,115)

Loss before income taxes	(265,779)	(141,450)
Provision for income taxes	107,863	6,248

Net loss	(373,642)	(147,698)
Net income attributable to noncontrolling interest	(989)	(594)

Net loss attributable to Intelsat S.A.	$(374,631)	$(148,292)

Net loss per common share attributable to Intelsat S.A.:
Basic	$(2.74)	$(1.05)
Diluted	$(2.74)	$(1.05)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

($ in thousands)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019
Net loss	$(373,642)	$(147,698)
Add:
Interest expense, net	299,777	315,964
Loss on early extinguishment of debt	204,056	—
Provision for income taxes	107,863	6,248
Depreciation and amortization	173,441	161,536

EBITDA	$411,495	$336,050

EBITDA Margin	77%	66%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, loss (gain) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss (gain) on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019
Net loss	$(373,642)	$(147,698)
Add:
Interest expense, net	299,777	315,964
Loss on early extinguishment of debt	204,056	—
Provision for income taxes	107,863	6,248
Depreciation and amortization	173,441	161,536

EBITDA	411,495	336,050

Add:
Compensation and benefits(1)	1,766	3,924
Non-recurring and other non-cash items(2)	3,060	11,944
Proportionate share from unconsolidated joint venture(3):
Interest expense, net	—	1,345
Depreciation and amortization	—	2,814

Adjusted EBITDA(4)(5)	$416,321	$356,077

Adjusted EBITDA margin	78%	70%

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans.
(2)

Reflects certain non-recurring gains and losses and non-cash items, including the following: professional fees related to our liability, business strategy and tax management initiatives; costs associated with our C-band spectrum solution proposal; severance, retention and relocation payments; change in value of certain investments; certain foreign exchange gains and losses; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

(3)	Reflects adjustments related to our interest in Horizons-3 Satellite LLC (“Horizons 3”).
(4)

For the three months ended September 30, 2018 and 2019, Adjusted EBITDA included $25,139 and $25,811, respectively, of revenue relating to the significant financing component identified in customer contracts in accordance with the adoption of ASC 606. These impacts are not permitted to be reflected in the applicable consolidated and Adjusted EBITDA definitions under our debt agreements.

(5)

For the three months ended September 30, 2019, Intelsat S.A. Adjusted EBITDA reflects $5.1 million of Adjusted EBITDA attributable to Intelsat Horizons-3 LLC, its subsidiaries and its proportionate share of Horizons 3, with a nominal amount for the comparative period in 2018. These entities are considered to be unrestricted subsidiaries under the definitions set forth in our applicable debt agreements.

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands)

	December 31, 2018	September 30, 2019
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$485,120	$802,383
Restricted cash	22,037	22,251
Receivables, net of allowances of $28,542 in 2018 and $37,068 in 2019	271,393	261,698
Contract assets	45,034	53,982
Prepaid expenses and other current assets	24,075	32,861

Total current assets	847,659	1,173,175
Satellites and other property and equipment, net	5,511,702	4,799,558
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	311,103	285,340
Contract assets, net of current portion	96,108	82,053
Other assets	401,414	467,687

Total assets	$12,241,513	$11,881,340

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$108,101	$87,118
Taxes payable	5,679	7,202
Employee related liabilities	29,696	39,858
Accrued interest payable	284,649	283,572
Contract liabilities	137,746	134,301
Deferred satellite performance incentives	35,261	37,092
Other current liabilities	59,080	56,787

Total current liabilities	660,212	645,930
Long-term debt	14,028,352	14,454,626
Contract liabilities, net of current portion	1,131,319	1,117,813
Deferred satellite performance incentives, net of current portion	210,346	159,307
Deferred income taxes	82,488	88,349
Accrued retirement benefits, net of current portion	133,735	124,119
Other long-term liabilities	77,670	163,952
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,380	1,410
Paid-in capital	2,551,471	2,562,646
Accumulated deficit	(6,606,426)	(7,388,871)
Accumulated other comprehensive loss	(43,430)	(59,291)

Total Intelsat S.A. shareholders’ deficit	(4,097,005)	(4,884,106)
Noncontrolling interest	14,396	11,350

Total liabilities and shareholders’ deficit	$12,241,513	$11,881,340

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019
Cash flows from operating activities:
Net loss	$(373,642)	$(147,698)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	173,441	161,536
Provision for (benefit from) doubtful accounts	(2,481)	6,901
Foreign currency transaction loss	2,304	4,333
Loss on disposal of assets	2	—
Share-based compensation	1,765	3,924
Deferred income taxes	116,526	4,084
Amortization of discount, premium, issuance costs and related costs	13,527	10,658
Loss on early extinguishment of debt	204,056	—
Amortization of actuarial loss and prior service credits for retirement benefits	957	112
Unrealized (gains) losses on derivatives and investments	(5,556)	5,238
Other non-cash items	251	27
Changes in operating assets and liabilities:
Receivables	374	(14,185)
Prepaid expenses, contract and other assets	1,584	1,351
Accounts payable and accrued liabilities	(26,709)	4,391
Accrued interest payable	(60,423)	(261)
Deferred revenue and contract liabilities	(3,257)	(743)
Accrued retirement benefits	(3,505)	(2,486)
Other long-term liabilities	(3,100)	(7,318)

Net cash provided by operating activities	36,114	29,864

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(55,558)	(43,761)
Purchase of investments	(6,500)	(6,000)
Capital contributions to unconsolidated affiliates	(16,454)	—
Other proceeds from satellites	3,750	3,750

Net cash used in investing activities	(74,762)	(46,011)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,478,125	—
Repayments of long-term debt	(3,157,891)	—
Debt issuance costs	(34,821)	(38)
Payment of premium on early extinguishment of debt	(19,648)	—
Principal payments on deferred satellite performance incentives	(5,122)	(5,796)
Dividends paid to noncontrolling interest	(2,626)	(1,436)
Proceeds from exercise of employee stock options	712	754
Other financing activities	1	2

Net cash provided by (used in) financing activities	258,730	(6,514)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,734)	(878)

Net change in cash, cash equivalents and restricted cash	218,348	(23,539)

Cash, cash equivalents and restricted cash, beginning of period	462,952	848,173

Cash, cash equivalents and restricted cash, end of period	$681,300	$824,634

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$324,785	$279,149
Income taxes paid, net of refunds	13,673	2,533
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$4,349	$3

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019
Net cash provided by operating activities	$36,114	$29,864
Other proceeds from satellites from investing activities	3,750	3,750
Payments for satellites and other property and equipment (including capitalized interest)	(55,558)	(43,761)

Free cash flow from (used in) operations	$(15,694)	$(10,147)

Note:

Free cash flow from (used in) operations consists of net cash provided by (used in) operating activities and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payments for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

SUPPLEMENTARY TABLE

REVENUE BY CUSTOMER SET AND SERVICE TYPE

($ in thousands)

By Customer Set

	Three Months Ended September 30, 2018		Three Months Ended September 30, 2019		Increase (Decrease)	Percentage change
Network Services	$198,983	37%	$180,761	36%	$(18,222)	(9)%
Media	233,106	43%	222,853	44%	(10,253)	(4)%
Government	98,375	18%	95,743	19%	(2,632)	(3)%
Other	6,458	1%	7,301	1%	843	13%

Total	$536,922		$506,658		$(30,264)	(6)%

By Service Type

	Three Months Ended September 30, 2018		Three Months Ended September 30, 2019		Increase (Decrease)	Percentage change
On-Network Revenues:
Transponder services	$391,927	73%	$364,312	72%	$(27,615)	(7)%
Managed services	97,576	18%	93,080	18%	(4,496)	(5)%
Channel	976	—%	601	—%	(375)	(38)%

Total on-network revenues	490,479	91%	457,993	90%	(32,486)	(7)%
Off-Network and Other Revenues:
Transponder, MSS and other off-network services	37,655	7%	39,129	8%	1,474	4%
Satellite-related services	8,788	2%	9,536	2%	748	9%

Total off-network and other revenues	46,443	9%	48,665	10%	2,222	5%

Total	$536,922		$506,658		$(30,264)	(6)%